

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 11, 2008

Via Fax & U.S. Mail

Mr. Manu Ohri
Chief Financial Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614

Re: Financial Media Group, Inc.
Form 10-KSB for the Fiscal Year Ended August 31, 2007
File No. 000-32923

Dear Mr. Ohri:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Fiscal Year Ended August 31, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 12

1. In the third paragraph, please delete your presentation of the non-GAAP financial measure you refer to as adjusted current assets over current liabilities excluding deferred revenue. See FR-65 for guidance.

Application of Critical Accounting Policies, page 13

Marketable Securities
2. Please revise your discussion of critical accounting policies to include your policies regarding recording and valuation of marketable securities, as they represent nearly all your assets and impairments on such assets are responsible for the majority of the net loss in each of the years an income statement is presented.

Consolidated Statement of Stockholders' Deficit, page 26

3. The balance of "Common Stock to be Issued" at August 31, 2006 appears to have been reduced to zero during the fiscal year ended August 31, 2007, but there is no activity shown during that fiscal year. Please revise.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29
4. Please completely revise your revenue recognition policy discussion here and within Critical Accounting Policies in MD&A to address each major source of revenue. Your discussion should not be a reiteration of guidance, but should explain how your policy related to each revenue stream complies with such guidance. Include a draft of your proposed disclosure with your response.

5. Please describe to us the circumstances under which you accept marketable securities as payment on accounts receivable. Your response should include a discussion of the approval process for such transactions, whether such arrangements are negotiated in advance or after the receivable is created, and how you verify the value of such securities. Your revenue recognition disclosure should be similarly revised as it

appears a large percentage of your revenue is received in the form of marketable securities.

Basic and Diluted Net Loss Per Share, page 30

6. Pursuant to paragraph 40(c) of SFAS 128, disclose the number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive for the periods presented. In this regard, please note the required disclosure calls for the number of potential shares of common stock, not the number of warrants.

Segment Reporting, page 30

7. We note your disclosure here that you report in one segment. Please explain to us and revise your disclosure to indicate how you determined such aggregation was appropriate given the range of services offered, delivery methods employed, and various types of customers served. Refer to the guidance in paragraphs 10-17 of SFAS 131.

8. As a related matter, please revise your disclosure to include the factors used to identify your reportable segments. Refer to paragraph 26 of SFAS 131.

Supplemental Disclosure of Cash Flows, page 32

9. Please describe to us the facts and circumstances leading you to believe the Wealth Expo brand purchased in January 2007 was fully impaired as of August 2007. Specifically address why, if you believe the brand has no value, you have touted the acquisition as a "key milestone" achieved in 2007 in your press release dated January 14, 2008.

Note 3 – Marketable Securities, page 32

10. Please revise your table on page 32 to indicate the nature of your marketable securities (i.e., debt or equity). Also, in light of the significance of your marketable securities, you should consider separately disclosing your larger holdings along with the name of the exchange on which such securities are traded.

11. It appears from your roll-forward of Other Comprehensive Income that you have both unrealized gains and unrealized losses. Please revise your table on page 32 to present total unrealized gains and total unrealized losses in separate columns by category as required by paragraph 19 of SFAS 115.

12. Further, please revise your disclosure to include a table aging such losses as required by the disclosure provisions of EITF 03-1.

13. Please describe to us the facts and circumstances leading to the other-than-temporary impairment of securities received in satisfaction of certain accounts receivable during both years an income statement is presented.

Note 5 – Other Assets, page 33

14. Please describe to us the facts and circumstances surrounding the "Advances to Third Parties." Include in your response the identity of such third party and whether such party would be considered a related party.

Note 10 – Notes Payable – Officers, page 34

15. We note disclosure in your January 4, 2008 Form 8-K that your Board of Directors authorized the conversion of the $3 million in notes payable to your significant shareholders to common stock on August 27, 2007. Please tell us why such authorization was not disclosed in your Form 10-KSB for the year ended August 31, 2007.

Note 13 – Equity Transactions, page 35

16. In order to assist investors in understanding your equity transactions, we suggest you present more information in summary tables. For example, you have several classes of warrants and some of these warrants have expired. Also, certain warrants are exercisable into one share of common stock whereas other warrants are exercisable into thousands of shares of common stock. Therefore, summaries of the number of warrants issued, exercised, expired and outstanding should include the number of shares of common stock underlying those warrants.

17. On page 37, you disclose the fair values of the various warrants that you issued during the fiscal year ended August 31, 2007. However, with reference to your consolidated statement of stockholders' deficit on page 26, it is unclear how you have recorded the fair value of these issuances. Please explain.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief